SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 30, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

Brasil Telecom Clarifies Bovespa’s Inquiry

In compliance with the request made in notice GAE/SRE 515/06, dated March 29, 2006, Brasil Telecom S.A. (“Company”) clarifies that the proposal contained in its summons notice for Ordinary and Extraordinary Shareholders’ Meeting, disclosed to the market on 03/28/2006, is associated to the ratifying of the dividends and interest on shareholders’ equity already distributed by the Company.

Fiscal Year	Type	Credit on the financial records	Base date for share position	Payment	Gross amount (R$/ 1,000 shares)	Net amount (R$/ 1,000 shares)
2005	Interest on Shareholders’ Equity	04/20/2005	05/02/2005	05/16/2005	0.443300632	0.376805537
2005	Interest on Shareholders’ Equity	12/30/2005	12/12/2005	01/13/2006	0.713416761	0.606404246

Furthermore, Brasil Telecom S.A. proposes the alterations of the following articles of the Company’s By-Laws, as follows:

Current version:

Article 6 - The Company is authorized to increase its capital stock, upon the resolution of the Board of Directors, up to the limit of 560,000,000,000 (five hundred and sixty billion) shares, voting or preferred, in accordance with the legal limit of 2/3 (two thirds) for the issuance of preferred shares with no right to vote.

Reviewed version:

Article 6 - The Company is authorized to increase its capital stock, upon the resolution of the Board of Directors, up to the limit of 800,000,000,000 (eight hundred billion) shares, voting or preferred, in accordance with the legal limit of 2/3 (two thirds) for the issuance of preferred shares with no right to vote.

Current version:

Article 24 – Besides the attributions predicted by law, the Board of Directors is responsible for:
(…) VIII. authorizing the sale or burden of goods which integrate the Company’s permanent assets involving an amount greater than or equal to R$ 500,000.00 (five hundred thousand reais), adjusted monthly, as of September 30, 1999, based on the variation of the IGP-DI (General Price Index - Internal Availability) or, in the absence of the latter, by the index that comes to replace it;

Reviewed version:

Article 24 – Besides the attributions predicted by law, the Board of Directors is responsible for:
(…) VIII. authorizing the sale or burden of goods which integrate the Company’s permanent assets involving an amount greater than or equal to R$ 2,000,000.00 (two million reais), adjusted monthly, as of September 30, 1999, based on the variation of the IGP-DI (General Price Index - Internal Availability) or, in the absence of the latter, by the index that comes to replace it;

Current version:

Article 35 - The Fiscal Council shall meet, ordinarily, once every quarter and, extraordinarily, when required.

Reviewed version:

Article 35 - The Fiscal Council shall meet, ordinarily, once every month and, extraordinarily, when required.

Regarding the conditions for the emission of debentures, the Company clarifies that:

Terms and Conditions of the distribution program

a) Issuer:	Brasil Telecom S.A.

b) Program Volume:	Up to R$ 2,000,000,000.00 (two billion reais);

c) Securities:	The Distribution Program may be used for the issuance of Debentures, as well as other securities in compliance with Law 6,385/76 and CVM Instruction 400/03;

d) Term of the Program:	2 (two) years as of the filing date at CVM (Brazilian Securities and Exchange Commission);

e) Compensation:	The compensation of the Debentures an any other securities, when applicable, shall be defined at the specific time of issuance.

Terms and Conditions for the 1st Issuance and Public Distribution of Simple Debenturesregarding the Distribution Program

a)Issuer:	Brasil Telecom S.A.;

b) Warranter:	Brasil Telecom Participações S.A., as per guarantee;

c) Contract:	Simple Debentures, Non-Convertible into Shares;

d) Series:	Single;

e) Type:	Unsecured, according to the limits of article 60 of Law 6,404/76;

f) Emission Volume:	Up to R$ 1,080,000,000.00 (one billion eighty million reais);

g) Compensation/Updating:
The Debentures shall be compensated according to calculation of the Domestic Interbank Rate variation, disclosed by [CETIP] added by the rate that is established in the bookbuilding process and which shall be ratified by the Company’s Board of Directors;

h) Nominal Unit Value:	R$ 10,000.00 (ten thousand reais);

i) Number of Debentures:	Up to 108,000 (one hundred and eight thousand) Debentures;

j) Observations:
The Extraordinary General Shareholders’ Meeting shall delegate powers to the Board of Directors to ratify the bookbuilding rate, as well as to make a resolution about the conditions which aer subject-matter of item VI through VIII of art. 59 of Law 6,404/76, altered by Laws 9,457/97 and 10,303/01.

Terms and Conditions of further emissions regarding the Distribution Program shall be defined in the ocasion of each emission in compliance with Law 6,404/76 (Lei das S.A.s) and the Company’s By-Laws.

The Company is available for any clarifications that shall be made necessary.

Brasília, March 29, 2006.

Charles Laganá Putz
Investor Relations Officer
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:March 30, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer